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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09056970

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue – Suite 601
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Anci — (212) 732-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 8 2009
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Christopher Anci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Capital Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Sworn to before me 2/26/09

Notary Public

ALISON A. FUMO
Notary Public, State of New York
No. 24-4916016
Qualified in Kings County
Commission Expires December 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX CAPITAL GROUP, INC.
420 Lexington Avenue- Suite 601
New York, NY 10017

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

Matrix Capital Group, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	1,746
Due from broker		165,358
Securities owned, at market value		304,244
Distribution fees receivable		54,469
Furniture, fixtures, and equipment at cost, less accumulated depreciation of $66,734		18,520
Due from affiliate		26,200
Prepaid expenses		41,610
Deferred tax		18,400
Other assets		32,909
Total assets	**$**	**663,456**
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	190,911
Bank overdraft payable		13,525
Taxes payable		3,682
Total liabilities		208,118
Stockholders' equity		
Class A common stock, $0.10 par value; 300,000 shares authorized, 187,238 issued		18,724
Class B common stock, $0.10 par value; 100,000 shares authorized		-
Additional paid-in capital		1,001,738
Accumulated deficit		(340,155)
		680,307
Less: Treasury stock at cost, 80,875 shares		(10,469)
Due from stockholder		(214,500)
Total stockholders' equity		455,338
Total liabilities and stockholders' equity	**$**	**663,456**

The accompanying notes are an integral part of this financial statement.

1. Organization

Matrix Capital Group, Inc., (the "Company"), which became a broker-dealer in 1993, is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

Effective February 15, 2005, the Company created a division engaged in providing administrative and distribution services for several funds.

Effective July 2, 2008, the Company started sponsoring Unit Investment Trusts ("UIT"). The trust strategies were developed by America First Capital Management, LLC, an affiliate of the Company. Each trust has a term of approximately 15 months as part of a long-term investment strategy to be followed on an annual basis. The intention is to offer subsequent series of the trust for rollover investment. The Company maintains a secondary market for units. Units are registered for sale in various states. The Bank of New York Mellon is the trustee.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line and accelerated methods over the estimated useful lives of the related assets ranging from 5-7 years..

Revenue Recognition
Securities transactions, commission revenue and the related clearing expenses are recorded on a trade date basis. Interest income is recorded when earned.

Deferred Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates applied to taxable income in the years in which those differences are expected to be recovered or settled. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.

3. Rent

During January 2008, the client entered into a new subleasing agreement for office space in New York City which expires on May 31, 2011. Future annual rent is due as follows:

Years Ending December 31,	Amount
2009	$ 107,984
2010	111,044
2011	38,062
	$ 257,090

In addition, the Company leases office space in Pennsylvania on a month-to-month basis.

4. Due From Broker

Due from broker consists of the following:

Deposit at clearing broker	$ 200,000
Due to clearing broker, net	(34,642)
	$ 165,358

5. Related Party Transaction

Certain stockholders of the Company are general partners in an investment partnership which utilizes brokerage services of the Company.

On December 31, 2007, a note receivable was executed by an officer/shareholder in the amount of $214,500. The note is payable in full on December 31, 2010 with an interest rate of 4% per annum. At December 31, 2008, the interest receivable amounted to $8,580.

The Company sponsors UIT's. As of December 31, 2008, there was an amount due from the sponsored UIT of $26,200.

6. Securities Owned

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157") as of January 1, 2008 which expands disclosures about investments that are measured and reported at fair value. SFAS No 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and include situations where there is a little, if any, market activity for the investment.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2008.

Description	Classification	Total	Level 1	Level 2	Level 3
Money Market Funds	Assets	$ 36,937	$ 36,937	$ -	$ -
Equity Securities	Assets	255,704	255,704	-	-
U.S. Treasury	Assets	11,603	11,603		
Totals		$ 304,244	$ 304,244	$ -	$ -

The Company held no level 2 or level 3 securities at December 31, 2008.

7. Income Taxes

Deferred taxes have been recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting for financial reporting purposes. These temporary differences arise primarily from receivables, prepaid expenses, depreciation, accrued expenses and net operating loss carryforwards. The net deferred tax asset at December 31 is as follows:

Deferred tax asset	$ 59,700
Deferred tax liability	(41,300)
Net deferred tax asset	$ 18,400

The Company did not record a valuation allowance at December 31, 2008.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. Fin 48-3, "Effective Date of FASB Interpretation No. 48, for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, ***Accounting for Uncertainty in Income Taxes***, until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

8. Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission ("SEC") which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital as defined of $198,214 which is $98,214 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $208,118. The Company's net capital ratio was 1.05 to 1.

9. Off-Balance-Sheet Risk

The Company utilizes the services of a clearing broker for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance-sheet risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company maintains cash and money market account balances during the year with financial institutions in excess of Federal insurable limits and is exposed to credit risk resulting from this concentration of cash.

The economy has experienced a significant contraction and may see further deterioration. The financial market could adversely affect the Company's business.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
Matrix Capital Group, Inc.

We have audited the accompanying statement of financial condition of Matrix Capital Group, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Capital Group at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
March 31, 2009